SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                              (Amendment No. ___)*

                              First Financial Corp.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    320221104
          ------------------------------------------------------------
                                 (CUSIP number)

                         Washington Trust Bancorp, Inc.
                                Attn: John Warren
                                 23 Broad Street
                          Westerly, Rhode Island 02891
                                 (401) 348-1200
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(Name,  address and telephone number of person authorized to receive notices and communications)

                                November 12, 2001
          ------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)
________________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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    CUSIP NO. 320221104                13D                Page 2 of 6 Pages
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Washington Trust Bancorp, Inc.
     05-0404671
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                       (b)  [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Rhode Island
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     NUMBER OF SHARES        7.   SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH        See response to Item 5
   REPORTING PERSON WITH     ---------------------------------------------------
                             8.   SHARED VOTING POWER
                                  See response to Item 5
                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER     0
                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER   0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See response to Item 5
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                [X]
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.51%
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14.        TYPE OF REPORTING PERSON*

           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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    CUSIP NO. 320221104                13D                Page 3 of 6 Pages
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Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock" or the "Shares"), of First Financial Corp., a corporation organized under the laws of the state of Rhode Island (the "Company"). The Company's principal offices are located at 180 Washington Street, Providence, Rhode Island 02903.

This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.


ITEM 2. Identity and Background.

(a), (b) and (c) This Report is filed by Washington Trust Bancorp, Inc., a registered bank holding company, organized under the laws of the state of Rhode Island with its principal place of business and executive office at 23 Broad Street, Westerly, Rhode Island 02891 ("Washington Trust"). Washington Trust principally acts as holding company for its subsidiary, The Washington Trust Company, which engages in banking and other financial services and businesses.

Attached hereto as Schedule I is a list of the directors and executive officers of Washington Trust which contains the following information with respect to each such person:

(a) name
(b) business address, and
(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) and (e) During the past five years or since its inception, neither Washington Trust nor, to the knowledge of Washington Trust, any executive officer or director of Washington Trust, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in Washington Trust or any executive officer or director of Washington Trust being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Washington Trust, each person identified in Schedule I hereto is a United States citizen.


ITEM 3. Source and Amount of Funds or Other Consideration.

As described in Item 5 below, Washington Trust has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Company. Washington Trust has not expended any funds in connection therewith.

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    CUSIP NO. 320221104                13D                Page 4 of 6 Pages
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ITEM 4. Purpose of Transactions.

On November 12, 2001, the Company and Washington Trust entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company will merge with and into Washington Trust, and each share of the Common Stock of the Company will be converted into shares of Washington Trust's Common Stock and Cash Consideration (each, as defined in the Merger Agreement) (the "Transaction").

In connection with the Agreement, Washington Trust entered into Voting Agreements with the directors of the Company who are also shareholders of the Company (collectively, the "Shareholders") pursuant to which the Shareholders
(i) agreed to restrict  their  ability to  transfer or dispose of their  Shares,
(ii) agreed to vote their Shares in such manner as will facilitate the transactions set forth in the Merger Agreement and (iii) granted to Washington Trust an irrevocable proxy to vote the Shares with respect to matters necessary to approve and consummate the Transaction. Washington Trust required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction at the meeting of the Company's shareholders at which approval of the Transaction will be considered.

Except as set forth above or in Item 5, Washington Trust does not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.


ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Pursuant to the Voting Agreements, the Shareholders agreed to vote the Shares held by such Shareholders and appointed Washington Trust their proxy to vote such Shares with respect to certain matters relating to the Transaction. As of November 12, 2001, the Shareholders owned an aggregate of 176,068 Shares, representing approximately 14.51% of the 1,213,741 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and the proxy given to Washington Trust applied to all of such Shareholders' Shares.

As discussed in Item 4, Washington Trust required the Shareholders to enter into the Voting Agreements as an indication of their support for the Transaction and their willingness to vote their Shares in favor of the Transaction. More specifically, the Shareholders agreed to vote their Shares (and the proxy described above gives Washington Trust the right to vote the Shares to which it applies) (i) in favor of approval of approval of the Merger Agreement and the Transaction and any matter necessary for consummation of the Transaction and
(ii) against (x) approval of any Competing Transaction (as defined in the Merger Agreement), (y) any proposal for any action or agreement that is reasonably likely to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement.

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    CUSIP NO. 320221104                13D                Page 5 of 6 Pages
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(c) None.

(d) To our knowledge, the Shareholders each have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares owned by them. To our knowledge, other than Patrick J. Shanahan, Jr., who owns 6.6% and Peter L. Mathieu, Jr., M.D., who owns 5.1%, no Shareholder owns more than 5% of a class of Shares.

(e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.


ITEM 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1. Form of Voting Agreement.

Exhibit 2. Agreement and Plan of Merger dated November 12, 2001, incorporated by reference to Washington Trust's Current Report on Form 8-K, filed November 14, 2001.

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    CUSIP NO. 320221104                13D                Page 6 of 6 Pages
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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 19th day of November, 2001.

                                  Washington Trust Bancorp, Inc.


                                  By:  David V. Devault
                                  ---------------------------------------------
                                  Name: David V. Devault
                                  Title: Executive Vice President, Treasurer and
                                         Chief Financial Officer

                                                                      Schedule I

                    WASHINGTON TRUST BANCORP, INC. DIRECTORS

ALCINO G. ALMEIDIA

     Retired Executive Vice President and General Manager, The Day Publishing Company
     23 Broad Street, Westerly, Rhode Island 02891

GARY P. BENNETT

     Retired Chairman and Chief Executive Officer, Analysis and Technology, Inc. 23 Broad Street, Westerly, Rhode Island 02891

STEVEN J. CRANDALL

     Vice President, Ashaway Line & Twine Manufacturing Co. (Manufacturer of tennis string, fishing line and surgical sutures)
     24 Laurel Street, Ashaway, Rhode Island 02804

RICHARD A. GRILLS

     Consultant, Bradford Dyeing Association, Inc. (Textiles)
     460 Bradford Road, Bradford, Rhode Island 02808

LARRY J. HIRSCH

     Retired President, Westerly Jewelry Co. (Retailer)
     23 Broad Street, Westerly, Rhode Island 02891

KATHERINE W. HOXSIE, CPA

     Vice President, Hoxsie Buick-Pontiac-GMC Truck, Inc.
     100 Granite Street, Westerly, Rhode Island 02891

MARY E. KENNARD, ESQ.

     Vice President and University Counsel, The American University 3201 New Mexico Avenue, N.W., Suite 270, Washington, DC 20016-8165

JOSEPH J. KIRBY

     Retired  Chairman and Chief Executive  Officer,  Washington  Trust Bancorp.
     Inc.
     23 Broad Street, Westerly, Rhode Island 02891

EDWARD M. MAZZE, PH.D.

     Dean, College of Business Administration, The University of Rhode Island 7 Lippitt Road, 301 Balentine Hall, Kingston, Rhode Island 02881-0802

VICTOR J. ORSINGER, II

     Partner, Orsinger & Nardone, Attorneys at Law
     53 High Street, Westerly, Rhode Island 02891

H. DOUGLAS RANDALL, III

     President, HD Randall Realtors
     4009 Post Road, Charlestown, Rhode Island, 02813

JOYCE O. RESNIKOFF

     Chief Executive Officer, Olde Mistick Village
     P.O. Box 176, Mystic, Connecticut 06355

JAMES P. SULLIVAN, CPA

     Retired Finance Officer, Roman Catholic Diocese of Providence 23 Broad Street, Westerly, Rhode Island 02891

NEIL H. THORP

     President, Thorp & Trainer, Inc. (Insurance)
     107 Airport Road, Westerly, Rhode Island 02891

JOHN F. TREANOR

     President and Chief Operating Officer, Washington Trust Bancorp, Inc. 23 Broad Street, Westerly, Rhode Island 02891

JOHN C. WARREN

     Chairman and Chief Executive Officer, Washington Trust Bancorp, Inc. 23 Broad Street, Westerly, Rhode Island 02891

                     WASHINGTON TRUST BANCORP, INC. OFFICERS

DAVID V. DEVAULT

     Executive Vice President, Treasurer and Chief Financial Officer, Washington Trust Bancorp, Inc.
     23 Broad Street, Westerly, Rhode Island 02891

HARVEY C. PERRY II

     Senior Vice President and Secretary, Washington Trust Bancorp, Inc. 23 Broad Street, Westerly, Rhode Island 02891